FOR IMMEDIATE RELEASE              Contact:  Guy T. Marcus
January 14, 1994                             Vice Pres.-Inv. Rel.
                                             (214) 978-2691

             HALLIBURTON SELLS GEOPHYSICAL BUSINESS

     DALLAS, Texas -- Halliburton Company today announced completion of the sale of its geophysical business to Western
Atlas International, Inc.

     Halliburton received total consideration of $190 million in exchange for substantially all of the assets of the business. Consideration paid included $100 million cash and $90 million 5.65% senior notes of Western Atlas Inc., the parent of Western Atlas International, Inc. One-half of the notes are due July 13, 1997 and the remainder January 13, 1998. The consideration is subject to adjustment based upon final asset book values at December 31, 1993.

     The sale includes some international business locations, the closings of which have been deferred pending certain approvals and consents. The approvals and consents are expected to be received within the next several months and such closings will result in some additional consideration.

     Halliburton retains ownership interest of certain assets and liabilities of the geophysical business including some accounts receivable, real estate properties, lease obligations, certain employee obligations, and a majority interest in an international

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joint venture company.  It is expected that these remaining assets and liabilities will be sold or liquidated over the next several months.

     As a result of the sale Halliburton will increase its 1993 geophysical and related business pretax charge from the $234 million recognized during the third quarter to $296 million for the full year. The increased charge principally relates to (1) increased severance costs, (2) increased lease terminations, (3) revaluation of certain remaining assets to expected market values, (4) future costs and expenses to discontinue certain related business operations and (5) expected losses on certain existing contracts.

     Western Atlas has agreed to assume certain obligations relating to the discontinuance of certain portions of Halliburton's geophysical business in exchange for payments of $74 million to Western Atlas over the next two years. Provisions for such payments are included in Halliburton's 1993 $296 million pretax charge to earnings.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "The sale of the geophysical business will enable Halliburton to better focus its resources on core business activities that will provide enhanced financial performance and shareholder value. The writedown we have taken in 1993 should be sufficient to cover the sale and liquidation of our geophysical business. Also, during 1993 we have implemented major restructuring and cost reduction initiatives within the entire Halliburton Energy Services business segment and such actions are now beginning to result in substantially improved financial performance, excluding special

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charges and losses relating to the geophysical business.  With those actions behind us in 1993, we should experience greatly improved financial performance in 1994 if our markets stabilize."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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